CORGI INTERNATIONAL LIMITED

POUNDWELL LIMITED

ZINDART MANUFACTURING LIMITED

DONGGUAN XINDA GIFTWARE CO., LTD.

LUEN TAT MODEL DESIGN COMPANY LIMITED

LUEN TAT MOULD MANUFACTURING LIMITED

and

ONCHART INDUSTRIAL (BVI) LIMITED

________________________________________

SALE AND PURCHASE AGREEMENT
________________________________________

Dated as of November 3, 2006

-i-

THIS AGREEMENT is dated as of November 3, 2006

BETWEEN:

(1)
Corgi International Limited, a company incorporated in Hong Kong and having its registered office at Unit 10, 16th Floor, Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, New Territories, Hong Kong (formerly named Zindart Limited and Zindart Industrial Company Limited (Chinese name: 殕灂实业有榰公司)) (the “Seller”);

(2)	Poundwell Limited, a company incorporated in the British Virgin Islands with an office at Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, Hong Kong (the “Buyer”);

(3)
Zindart Manufacturing Limited, a company established under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, the British Virgin Islands (“ZML”);

(4)
Dongguan Xinda Giftware Co., Ltd., a wholly foreign-owned enterprise established and existing under the laws of the People's Republic of China, with its registered address at Hengli Tiankeng New City Industrial District, Dongguan, Guangdong, People's Republic of China ("Dongguan Xinda");

(5)
Luen Tat Model Design Company Ltd., a company established under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, the British Virgin Islands ("LTMD");

(6)
Luen Tat Mould Manufacturing Limited, a company established under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, the British Virgin Islands ("LTMM"); and

(7)
Onchart Industrial (BVI) Limited, a company established under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, the British Virgin Islands ("OIL").

R E C I T A L S :

A.	As at the date hereof, ZML has the authorized capital described on Schedule 1 attached hereto, and all of the shares of ZML have been issued and are fully paid up.

B.	The Seller is the registered and beneficial owner of the entire issued and fully paid up shares in ZML.

C.	Dongguan Xinda is a wholly foreign-owned enterprise established in the PRC wholly-owned by the Seller.

D.	LTMD, LTMM and OIL are wholly-owned subsidiaries of the Seller.

E.
The Seller has agreed to sell, and the Buyer has agreed to purchase, the entire issued share capital of ZML (“ZML Shares”) and the entire registered capital of Dongguan Xinda (“DX Interest”), in each case, on the terms and conditions herein contained.

F.	The Seller is agreeing to procure the sale, and the Buyer is agreeing to procure the purchase by Buyer, ZML or another designee of the PRC Properties, on the terms and conditions herein contained.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement and in the Schedules the following definitions are used:

"Agreement"	has the meaning ascribed in the heading of this Agreement.

"Aggregate Consideration"
means the aggregate of all consideration being paid, given or delivered by the Seller to the Buyer, ZML and Dongguan Xinda pursuant to this Agreement and the transactions contemplated hereby, including (i) the sale and transfer of the ZML Shares and the DX Interest pursuant hereto, (ii) the lease of the PRC Properties pursuant hereto and the agreement to endeavor to effect the subsequent transfer of the PRC Properties pursuant hereto; (iii) the release and discharge of all Inter-Company Obligations owing by ZML and Dongguan Xinda to the Seller; (iv) the payment to ZML of the amounts due under Clause 7.2 hereof in respect of the Inter-Company Obligations described therein; (v) the discharge of the obligations of ZML in relation to the HSBC/KBC Banking Facilities pursuant to Clause 7.3 hereof; and (vi) the payment of the amounts due under Clause 7.4 in respect of the Capital Leases.

"Business Day"
means a day on which banks are open for general banking business in Hong Kong other than (i) a Saturday or Sunday; or (ii) a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is hoisted in Hong Kong at anytime between 9:00 a.m. and 12:00 noon.

"Buyer"	has the meaning ascribed to such term in the heading of this Agreement.

"Capital Leases"	means the Capital Leases entered into by the Seller as guarantor/ lessee with Orix Asia Limited, Pacific Finance (Hong Kong) Limited, IBA Credit Limited and Dah Sing Bank Limited.

"Claim"	means a claim, demand, action, suit, proceeding or cause of action.

"Corgi Financing"
means the financing being sought by the Seller and its affiliates pursuant to which the Seller anticipates raising not less than US$10 million, which the Seller would obtain upon the completion thereof.

"Dongguan Xinda"	has the meaning set forth in the Recitals.

"DX Interest"	has the meaning set forth in the Recitals.

"Encumbrance"
means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set off or other third party right or interest (legal or equitable) including any right of pre-emption, minority interests, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect.

"HK$"	means the lawful currency of Hong Kong.

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC.

"HSBC/ KBC Banking Facilities"	means the banking facilities granted to ZML by the Hong Kong and Shanghai Banking Corporation Limited or the KBC Bank.

"Inter-Company Obligations"	means all amounts, cash advances, payables and receivables between ZML and Dongguan, on the one hand and the Seller, LTMM, LTMD and OIL, on the other hand.

"Lease Agreement"	has the meaning set forth in Article 3.3, and is substantially in the form attached hereto as Exhibit D.

"LTMD"	has the meaning set forth in the Recitals.

"LTMM"	has the meaning set forth in the Recitals.

"Losses"	means all losses (including, without limitation, consequential losses and losses of profit), liabilities, costs (including, without limitation, legal costs), charges and expenses.

"Mutual Release"	has the meaning set forth in Clause 7.1.2.

"NASDAQ"	means the National Association of Securities Dealers Automated Quotation system in the United States.

"OIL"	has the meaning set forth in the Recitals.

"PRC"	means the People's Republic of China excluding Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan.

"PRC Buildings"	means all the buildings situated upon the PRC Land (as defined below).

"PRC Land"	means all the land described in the land use rights certificates listed on Schedule 3.

"PRC Mortgages"	means the mortgages and related loan agreement entered into between the Seller and the Agricultural Bank of China.

"PRC Properties"	means the PRC Lands and the PRC Buildings.

"PRC SPA"
means a Sale and Purchase Agreement to be executed by the Buyer and the Seller in relation to the transfer to Buyer of the registered capital in Dongguan Xinda in form consistent with the terms hereof and reasonably agreed by the Seller and the Buyer.

"Properties SPAs"
means the Sale and Purchase Agreements to be executed by ZML and the Seller in relation to the transfer of the PRC Properties consistent with the terms hereof in form reasonably agreed by the Buyer and the Seller.

"Properties Transfer Closing Date"	means the third Business Day (or any other dates as agreed in writing by the parties to this Agreement) after the conditions set out in Clause 4.1.2 have been fulfilled or waived.

"Properties Transfer Closing"	means the completion of the purchase by ZML from the Seller of the PRC Properties.

"Shares Transfer Closing Date(s)"	means November 30, 2006 or such later date, if any, as the Buyer and the Seller may agree in writing.

"Shares Transfer Closing"	means the completion of the purchase by the Buyer from the Seller of the ZML Shares and the DX Interest.

"Shares Transfer Closing Date"
means the date on which the Shares Transfer Closing occurs, being the third Business Day (or any other dates as agreed in writing by the parties to this Agreement) after the conditions set out in Clause 4.1.1 have been fulfilled or waived.

"Shares Transfer Warranties"	has the meaning set forth in Clause 8.1.

"US$"	means the lawful currency of the United States of America.

"Vendor Agreement"	means the vendor agreement to be executed by Corgi Classics Limited and ZML on the Shares Transfer Closing Date in the form of Exhibit A.

"ZML Shares"	has the meaning set forth in the Recitals.

"ZML"	has the meaning set forth in the Recitals.

1.2	In this Agreement, save where the context otherwise requires:

1.2.1	a reference to a statute or statutory provision shall include a reference:

(a)	to that statute or provision as from time to time consolidated, modified, re-enacted or replaced by any statute or statutory provision;

(b)	to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c)	any subordinate legislation made under the relevant statute;

1.2.2	words in the singular shall include the plural, and vice versa;

1.2.3	the masculine gender shall include the feminine and neutral and vice versa;

1.2.4	a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association or to a person’s executors or administrators;

1.2.5	a reference to a clause, sub-clause, Schedule and Exhibit shall be a reference to a clause, sub-clause, Schedule and Exhibit (as the case may be) of or to this Agreement;

1.2.6	if a period of time is specified and commences from a given day or the day of an act or event, it shall be calculated inclusive of that day;

1.2.7
references to any legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than Hong Kong be deemed to include what most nearly approximates in that jurisdiction to the Hong Kong legal term;

1.2.8	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

1.2.9
where any agreement requires a party to use its "best efforts," "reasonable efforts," "reasonable endeavors" or similar term, such requirement shall impose an obligation on such party to deploy efforts that are commercially reasonable and practicable in a good faith effort to achieve the relevant objective, but without imposing an obligation to guarantee or procure the intended result or to spend money or resources;

1.2.10
where any of the Share Transfer Warranties is qualified in this Agreement by the expression "to the best of the knowledge, information and belief of the Seller" or "so far as the Seller is aware" or any similar expression, that Warranty shall be deemed to include an additional statement that it has been made after due, diligent and careful enquiry and that the Seller, as the case may be, has used its reasonable endeavors to ensure that all information given in the Warranty is true, complete and accurate in all material respects;

1.2.11	the headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement;

1.2.12	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The designations adopted in the recitals and introductory statements preceding this clause apply throughout this Agreement and the Schedules.

2.	SALE AND PURCHASE OF THE ZML SHARES and DX shares

2.1
Subject to the terms and conditions herein set forth, the Seller hereby agrees to sell, and the Buyer hereby agrees to purchase, the ZML Shares and the DX Interest free from all Encumbrances on the Shares Transfer Closing Date.

2.2
As consideration for the sale and purchase of the ZML Shares and the DX Interest and subject to the terms and conditions of this Agreement, the Buyer shall, on Shares Transfer Closing, pay to the Seller the sum of HK$10.00.

2.3
Promptly following the execution and delivery hereof, the parties shall cooperate reasonably and in good faith in endeavoring to agree on an reasonable allocation of the consideration paid by or on behalf of the Buyer, ZML and Dongguan Xinda pursuant to this Agreement among the Aggregate Consideration paid or delivered by the Seller and its affiliates, and shall execute such further instruments evidencing such agreement and allocation as any party may reasonably request, including a PRC SPA that sets forth the agreed allocation of such value to transfer of the PRC Properties to ZML thereunder.

3.	SALE AND PURCHASE OF THE PRC PROPERTIES

3.1
Subject to the terms and conditions herein set forth, the Seller hereby agrees to sell, and ZML agrees, or shall cause its designee to agree to purchase, the PRC Properties on the Properties Transfer Closing Date.

3.2
As consideration for the sale and purchase of the PRC Properties and subject to the terms and conditions of this Agreement, ZML shall or shall cause its designee, on Properties Transfer Closing, pay to the Seller the sum of HK$10.00.

3.3
The PRC Properties owned by the Seller have been occupied and used by Dongguan Xinda since the commencement of its business operations and, concurrently with the execution and delivery of this Agreement, the Seller and Dongguan Xinda, as lessee, are entering into a triple net lease (the "Lease Agreement") in order to confirm such pre-existing lease, use and occupancy arrangements until the transfer thereof to ZML on the Properties Transfer Closing Date, which Lease Agreement shall be substantially in the form attached hereto as Exhibit D.

4.	CONDITIONS TO CLOSING

4.1.1	The Seller's obligations in respect of the Shares Transfer Closing is conditional upon the satisfaction or waiver by the Seller of the following conditions:

(a)
The Seller having obtained the approval by its board of directors in respect of this Agreement, the PRC SPA, and the transfer of the ZML Shares and the DX Interest contemplated hereunder and thereunder;

(b)
all necessary permissions, consents, approvals, authorization, registration and filings as may be required by any applicable governmental authority in the PRC in respect of the execution of the PRC SPA and the transfer of the DX Interest contemplated thereunder having been obtained and such permissions, consents, approvals, authorization, registration and filings remaining in full force and effect;

(c)
if required, the Seller having obtained the necessary approval in accordance with all rules and regulations that are applicable to the Seller as a company that is listed on NASDAQ and have complied with the applicable rules and regulations in respect of the execution of this Agreement and the transfer of the ZML Shares and the DX Interest contemplated hereunder.

4.1.2	The Properties Transfer Closing is conditional upon the satisfaction of the following conditions:

(a)	the Shares Transfer Closing having occurred;

(b)	if required, the Seller having obtained all permissions, consents and approvals by the Agricultural Bank of China as required under the

PRC Mortgages in respect of the transfer of the PRC Properties to ZML or ZML's designee or the release of the PRC Mortgages by the Agricultural Bank of China;

(c)
all necessary permissions, consents, approvals, authorization, registration and filings as may be required by any applicable governmental authority in the PRC in respect of the Properties Transfer contemplated thereunder having been obtained and such permissions, consents, approvals, authorization, registration and filings remaining in full force and effect; and

(d)
if required, the Seller having obtained the necessary approval in accordance with all rules and regulations that are applicable to the Seller as a company that is listed on NASDAQ and have complied with the applicable rules and regulations in respect of the execution of this Agreement and the transfer of the PRC Properties contemplated hereunder (provided that the condition in this clause (d) may be waived or declared satisfied by the Seller);

provided, however, that, the failure of the foregoing conditions shall not affect the Shares Transfer Closing or the completion of any transactions contemplated hereby other than the transfer by the Seller to ZML of legal title to the PRC Properties; and provided further, however, that, until the Properties Transfer Closing, Dongguan Xinda shall continue to use and occupy the PRC Properties as provided in the Lease Agreement and no adjustment to the Aggregate Consideration or other change or amendment hereto shall be required (except and to the extent the parties hereto otherwise agree).

4.1.3
The Seller undertakes to use its reasonable endeavors to satisfy the conditions set out in Clauses 4.1.1 and 4.1.2. The Buyer may by notice in writing waive, in whole or in part, such conditions to its obligations.

4.1.4
The Buyer undertakes to use its reasonable endeavors to satisfy the conditions set out in Clauses 4.1.1 and 4.1.2. The Seller may by notice in writing waive, in whole or in part, such conditions to its obligations.

4.1.5	On the Shares Transfer Closing Date, the parties to the Mutual Release shall execute and deliver such Mutual Release.

5.	ACTIONs PENDING CLOSING

5.1	Seller’s General Obligations

The Seller undertakes to procure that from the date of this Agreement until Shares Transfer Closing:

5.1.1	ZML will carry on business in substantially the manner as it has been regularly conducted; and

5.1.2	ZML shall take all reasonable steps to preserve and maintain its business, employees, customers, assets, suppliers and operations as an ongoing business in accordance with past custom and practice.

6.	CLOSING

6.1	The Shares Transfer Closing shall take place at the office of Orrick, Herrington & Sutcliffe in Hong Kong, or such other place as the parties may agree, on the Shares Transfer Closing Date.

6.2	On the Shares Transfer Closing Date:

6.2.1	The Seller shall deliver or cause to be delivered to the Buyer:

(a)
a certified true copy of minutes of a duly held board meeting of the Seller approving the execution of this Agreement and the transactions contemplated hereunder, in particular the transfer of ZML Shares and the DX Interest to the Buyer;

(b)	duly executed instruments of transfer in respect of the ZML Shares in favor of the Buyer or its nominee;

(c)	original share certificates in respect of the ZML Shares;

(d)	share certificate(s) in respect of the ZML Shares in the name of the Buyer or its nominee;

(e)	the certificate of incorporation, common seal, minute book, statutory register and share certificate books of ZML;

(f)
the original foreign investment enterprise approval certificate, the original business license, the company chop, contract chop and finance chop of Dongguan Xinda, and other registration certificates relating to Dongguan Xinda;

(g)	the resignations of the director(s) of ZML and Dongguan Xinda acknowledging that he has no claim against ZML and Dongguan Xinda (as the case may be) whether for loss of office or otherwise;

(h)	the PRC SPA duly executed by the Seller;

(i)a certified true copy of minutes of a duly held board meeting of Dongguan Xinda approving the execution of the PRC SPA and the transactions contemplated thereunder;

(j)	the resignation of the legal representative of Dongguan Xinda acknowledging that he has no claim against Dongguan Xinda whether for loss of office or otherwise;

(k)	the Vendor Agreement duly executed by Corgi Classics Limited and ZML; and

(l)
any waivers, consents or other documents reasonably required to vest in the Buyer or its nominee the full legal and beneficial ownership of the DX Interest and enable the Buyer to procure them to be registered in the name of the Buyer.

6

6.2.2	ZML shall procure that the following business is transacted at its meeting of the directors:

(a)	the directors of ZML shall approve the transfers of the ZML Shares and the entry of the transferee in the register of members of ZML;

(b)	all existing mandates for the operation of the bank accounts of ZML shall be revoked and new mandates issued giving authority to those persons nominated by the Buyer;

(c)	the persons nominated by the Buyer for appointment as directors and legal representative(s) of ZML, shall be so appointed; and

(d)	the directors of ZML shall approve the execution of the Vendor Agreement and the transactions contemplated thereunder.

6.2.3	The Seller shall procure that the following business is transacted at the meetings of the directors of Dongguan Xinda:

(a)	the directors of Dongguan Xinda shall approve the transfers of the DX Interest for registration;

(b)	all existing mandates for the operation of the bank accounts of Dongguan Xinda shall be revoked and new mandates issued giving authority to those persons nominated by the Buyer; and

(c)	the persons nominated by the Buyer for appointment as directors of Dongguan Xinda shall be so appointed.

6.2.4	The Seller shall procure that the directors of Corgi Classics Limited shall approve the execution of the Vendor Agreement and the transactions contemplated thereunder.

6.2.5	Simultaneously upon compliance by the Seller with the provisions of Clauses 6.2.1 to 6.2.4 the Buyer shall, at Shares Transfer Closing,

(a)	deliver to the Seller the PRC SPA duly executed by the Buyer;

(b)	pay the consideration for the transfer of the ZML Shares and the DX Interest, being the sum of HK$10.00 in accordance with Clause 2.2;

(c)	deliver the undated resignation letter duly executed by Mr. Christopher Steven Franklin in the form of Exhibit B; and

(d)	deliver the termination agreement duly executed by Mr. Christopher Steven Franklin in the form of Exhibit C.

6.3	The Properties Transfer Closing shall take place at the office of Orrick, Herrington & Sutcliffe, or such other place as the parties may agree, on the Properties Transfer Closing Date.

6.4	On the Properties Transfer Closing Date:

6.4.1	The Seller shall deliver or cause to be delivered to the Buyer:

(a)	the Properties SPAs duly executed by the Seller; and

(b)	Land Use Certificate or relevant certificates (or an assignment of all rights thereto), issued by the governmental officials evidencing the Properties Transfer.

6.4.2	Simultaneously upon compliance by the Seller with the provisions of Clause 6.4.1, ZML shall and the Buyer shall use its best endeavors to procure ZML to, at Properties Transfer Closing,

(a)	deliver to the Seller the Properties SPAs duly executed by ZML; and

(b)	pay the consideration for the transfer of the PRC Properties, being the sum of HK$10.00 in accordance with Clause 3.2.

7.	CERTAIN COVENANTS

7.1	The Inter-Company Obligations shall be fully satisfied and discharged or waived as follows:

7.1.1
Subject to Clause 7.2, at the Shares Transfer Closing, all Inter-Company Obligations outstanding as of the Shares Transfer Closing Date or attributable to any period ending on or prior to the Shares Transfer Closing Date, shall be deemed satisfied and discharged or waived in full, such that, as of and following the Shares Transfer Closing, (a) there shall be no obligation or liability of the Buyer or ZML to the Seller, LTMD, LTMM or OIL, and (b) no obligation or liability of the Seller, LTMD, LTMM or OIL to ZML; provided, however, that nothing herein shall affect the obligations of any party set forth in this Agreement.

7.1.2	Each of LTMD, LTMM and OIL shall release and discharge all receivables owed to it by ZML.

7.1.3
The Seller, ZML, LTMD, LTMM and OIL shall execute and deliver a deed of mutual release evidencing the satisfaction, discharge or waiver of all Inter-Company Obligations, substantially in the form of Exhibit E (the "Mutual Release").

7.1.4	From time to time such further instruments effecting or evidencing such satisfaction and discharge or waiver as may be reasonably requested by any such party.

7.2
Immediately upon the completion of the Corgi Financing, the Seller will pay to ZML an amount equal to the Inter-Company Obligation in respect of the sale of goods owed by the Seller to ZML as at 28 September 2006 in full settlement and discharge of the Inter-Company Obligations payable by the Seller to ZML as at such date. With respect to the sale by ZML to the Seller of goods after 28 September 2006, the Seller shall pay ZML therefor in the ordinary course within 45 days after the date of shipment of such goods and otherwise in a manner consistent with normal practice.

7.3
Immediately upon the completion of the Corgi Financing, the Seller shall assume or cause to be discharged the obligation of ZML under the HSBC/KBC Banking Facilities. Neither the Buyer, ZML nor Dongguan Xinda shall take any action to increase, extend or amend the HSBC/KBC Banking Facilities. The Seller will not take any action to hinder the accounts receivable financing from HSBC in favor of ZML.

7.4
Immediately upon the completion of the Corgi Financing, the Seller shall pay to ZML an amount of US$250,000 with respect to the Capital Leases. The parties hereto shall take such actions as may be required to procure the release and termination of the guarantee of the Seller in relation to the Capital Leases.

7.5
If (a) the Corgi Financing is not completed by the close of business on December 31, 2006, and (b) the payments and assumptions contemplated by Clauses 7.2, 7.3 and 7.4 above have not been made or effected by such time, then the Buyer shall have the option, exercisable by irrevocable written notice from the Buyer to the Seller (the "Exercise Notice") to transfer the Aggregate Consideration back to the Buyer (or its successor or nominee) (the "Retransfer"), free and clear of all Encumbrances arising by or through the Buyer and its affiliates; provided, however, that, if the Seller notifies the Buyer that the Corgi Financing has been completed before the receipt by the Seller of the Exercise Notice, then the Buyer's option under this Clause 7.5 shall be terminated provided the Seller makes the payments and effects the assumptions contemplated by Clauses 7.2, 7.3 and 7.4 within 10 Business Days thereafter.

7.6	With respect to the PRC Properties, the Seller and the Buyer agree as follows:

7.6.1
From and after the Shares Transfer Closing Date, the Seller shall hold title to the PRC Properties for the use and benefit of Dongguan Xinda until the transfer thereof to Dongguan Xinda on the Properties Transfer Closing Date pursuant to this Agreement (such period, the "Properties Holding Period"); provided, however, that, in the event of a material breach or default by the Buyer, Dongguan Xinda or ZML under this Agreement or the agreements contemplated hereby, the Seller may exercise such remedies as may be available at law or in equity.

7.6.2
If, at any time during the Properties Holding Period, a bank or other mortgagee of the PRC Properties forecloses thereon and causes a sale or disposition of the PRC Properties, and in connection therewith, the Seller receives any excess proceeds of such foreclosure sale after the satisfaction of amounts owed to such bank or mortgagee, then the Seller shall hold such excess amounts in trust for the benefit of ZML, and shall promptly pay such amounts over to ZML or to such party as ZML shall specify.

7.6.3
During the Properties Holding Period, the Seller, the Buyer and Dongguan Xinda shall cooperate reasonably and in good faith to obtain any consents and approvals from the Agricultural Bank of China or any governmental authority required for the consummation of the transactions contemplated by this Agreement with respect to the PRC Properties, including the lease thereof pursuant to the Lease Agreement (if required) and the transfer of title thereto as contemplated hereby.

7.6.4
If, during the Properties Holding Period, the Buyer, Dongguan Xinda or ZML determines that it needs to secure any loan facilities to it from any bank with the land use rights and buildings comprising the PRC Properties, then the Seller shall cooperate and execute and deliver any mortgages and other documents creating an Encumbrance on the PRC Properties reasonably required by such bank; provided, however, that no such mortgages or documents or transactions relating thereto shall impose any cost, expense or obligation on the Seller for which the Seller is not borne by the Buyer, Dongguan Xinda or ZML and adequately and indemnified by the Buyer, Dongguan Xinda or ZML in a manner reasonably satisfactory to the Seller.

7.6.5
Each of the Seller and ZML shall bear one-half of all taxes and fees imposed by any relevant government authority in the PRC in connection with the transfer of the PRC Properties as contemplated by this Agreement (including any deed or transfer tax and any Land Appreciation Tax); provided, however, that the maximum amount that the Seller shall be required to bear is US$1,000,000. The Buyer shall notify the Seller of the determination and amount of such taxes and the date such taxes are due and will be paid, and the Seller shall pay the lesser of (i) one-half such amount and (ii) an aggregate of US$1,000,000 for all such taxes and fees, in any case, within 10 days of such notice; provided, however, that the Buyer or ZML shall pay the amount by which the amount of such taxes and fees exceed the portion borne by the Seller such that all taxes and fees due to any governmental authority in respect of the purchase and sale of the PRC Properties are duly paid.

7.6.6
The parties acknowledge and agree that certain machinery, tooling, equipment and other items of personal property and fixtures located on the PRC Properties belong to the Seller, its affiliates, third party customers or their affiliates ("Third Party Property"), and nothing herein shall convey any interest therein to the Buyer or any other party. The Seller has heretofore provided the Buyer and ZML with a true copy of the tooling register identifying such Third Party Property. The Buyer, ZML and Dongguan Xinda shall make such Third Party Property available to the Seller and any relevant party that owns or is authorized to have access thereto, and the Seller, such owner or authorized person may enter upon the PRC Property and remove such Third Party Property at any time during reasonable business hours upon notice to ZML or Dongguan Xinda. Pending such removal, ZML and Dongguan Xinda shall care for, protect and preserve such Third Party Property using the same degree of reasonable care that they use with respect to their own property.

7.7	The Buyer shall indemnify the Seller from and against any and all Losses and Claims (including Claims by third party) arising from or in connection with or relating to ZML or Dongguan Xinda.

8.	REPRESENTATIONS AND WARRANTIES

8.1
The Seller represents and warrants to the Buyer that, the matters set forth in Clauses 8.1.1 to 8.1.8 ("Share Transfer Warranties") are true and accurate as of the date of this Agreement and as of the Shares Transfer Closing Date.

8.1.1	Corporate Status

(a)	the information set out in Schedule 1 is true and accurate in each and every respect;

(b)	ZML (including any of its representative office or branch) has been duly incorporated and constituted, and is legally subsisting under the laws of its respective place of incorporation; and

(c)
so far as the Seller is aware after making all due enquires, no events or omissions which is not capable of remedy have occurred whereby the constitution subsistence or corporate status of ZML has been or is likely to be adversely affected.

8.1.2	Memorandum and articles

the copies of the memorandum and articles of association and other constitutional documents of ZML delivered to the Buyer are true and complete copies, and ZML has complied with all the provisions of its memorandum and articles of association and constitutional documents.

8.1.3	Register of members

the register of members of ZML contains a complete and accurate record of the members of ZML and ZML has not received any notice of any application or intended application for rectification.

8.1.4	Statutory books and registers

the statutory books and registers of ZML and all current books of account are written up to date and all such documents and other necessary records, deeds, agreements and documents relating to its affairs are in its possession or under its control.

8.1.5	Issued shares and equity interest

(a)
the Seller has a legal title to, and is the exclusive legal and beneficial owner of all the ZML Shares, and, therefore, has an absolute right to sell and transfer such shares. All the ZML Shares will be sold to the Buyer free and clear of any Encumbrance together with all accrued beneficial rights attached to them at the date of this Agreement or subsequently becoming attached to them;

(b)	the ZML Shares to be transferred pursuant to this Agreement constitute the entire issued share capital of ZML;

(c)	all the issued shares or registered capital (as applicable) of ZML are fully paid up;

(d)	other than as set out in Schedule 1, there is no other issued shares, debentures, warrants, options, securities or registered capital of any description in respect of ZML.

8.1.6	Authority of the Seller

the Seller has full power and authority to enter into and perform this Agreement and the provisions of this Agreement, when executed, will constitute valid and binding obligations on the Seller, in accordance with its terms.

8.1.7	Government Order

the execution and delivery of, and the performance by the Seller of its obligations under, this Agreement will not result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which it is bound.

8.1.8	Consents

all material consents, permissions, approvals and agreements of third parties which are necessary for the Seller to obtain in order to enter into and perform this Agreement in relation to the Shares Transfer in accordance with its terms have been or will be unconditionally obtained in writing before the Shares Transfer Closing.

8.2
The Buyer hereby agrees that the Seller will only transfer the PRC Properties in the same physical and legal state and condition as they are in at the date of the Agreement (except for fair wear and tear). The Buyer hereby acknowledges that the PRC Properties are sold in an "as is, where is" condition, subject to (a) Encumbrances in favor of Agricultural Bank of China and other Encumbrances; and (b) a title defect relating to one parcel of the land comprising the PRC Properties, with respect to which the Seller undertakes to use reasonable efforts to rectify as soon as practicable. The Buyer hereby agrees that the Seller will only transfer such rights and title to the PRC Properties as the Seller owns at the date of the Agreement.

8.3	The Buyer hereby represents and warrants to the Seller, as of the date hereof and as of the Shares Transfer Closing Date and as of the Properties Transfer Closing Date, that:

(a)
the Buyer has full power and authority to enter into and perform this Agreement and the provisions of this Agreement, when executed, will constitute valid and binding obligations on the Buyer, in accordance with its terms; and

(b)
neither the execution and delivery of this Agreement nor the performance by the Buyer of its obligations under this Agreement will (i) result in a breach of any order, judgment or decree of any court or governmental agency to which the Buyer is a party or by which is bound or, (ii) require any consent, approval or authorization of any person;

(c)
the Buyer has not taken any action and to Buyer's knowledge no other actions have been taken that threaten the Buyer's legal existence, financial viability or ability to own and operate ZML, Dongguan Xinda and the PRC Properties from and after the Share Transfer Closing Date and the Properties Transfer Closing Date;

(d)
the Buyer intends to continue to operate the businesses and operations of ZML and Dongguan Xinda following the Share Transfer Closing Date and the Properties Transfer Closing Date; provided, however, that nothing herein shall limit the Buyer's ability to own and operate such businesses and assets as it deems appropriate, consistent with applicable law.

8.4	Each of the Seller, the Buyer (except with respect to clause (a) below), ZML, Dongguan Xinda, LTMD, LTMM and OIL hereby represent, warrant, confirm and agree that:

(a)
Each of ZML and Dongguan Xinda (i) is solvent and financially viable on the date hereof, (ii) has not ceased to pay its obligations as they become due, and is financially and operationally capable of discharging its obligations as they become due; (iii) has assets and properties, the fair valuation of which exceeds the aggregate amount of its obligations and liabilities; and (iv) will not be rendered insolvent or unable to pay its debts or discharge its obligations as they become due as a result of the consummation of the transactions contemplated by this Agreement;

(b)
Each of ZML and Dongguan Xinda has a financially and commercially reasonably business plan that the parties fully and reasonably expect to enable it to continue to operate its assets and conduct its business as operated and conducted on the date hereof and as contemplated to be operated and conducted;

(c)	Each of parties has received and reviewed the following and confirm its acceptance of and agreement with the following:

(i)
a property appraisal of the PRC Properties conducted by Savills Property Services Ltd., an internationally reputable and recognized property valuation company that is independent of the parties, which valued the PRC Properties at more than US$10 million;

(ii)
the opinion of Baker Tilly Hong Kong that the Aggregate Consideration paid and delivered to the Buyer, ZML and Dongguan Xinda by the Seller and its other affiliates under this Agreement is fair value for the discharge of the Inter-Company Obligations owed to ZML and Dongguan Xinda; and

(iii)
advice from Maples and Calder, British Virgin Islands ("BVI") counsel, to the effect that a purchase and sale transaction of the sort contemplated by this Agreement will not be nullified or avoided as an "undervalue transaction" under BVI law unless, amongst other things:

(A)	(1) any BVI entity, at the time the transaction is entered into, is insolvent, or the transaction itself causes the such entity to become insolvent; and

(2)	the transaction is entered into within two years of the onset of the insolvency of the BVI entity (i.e. the date of the appointment of any liquidator thereto);

and

(B)
the BVI entity must have received no consideration for entering into the transaction, or entered into the transaction for a consideration, the value of which is significantly less than the value of the consideration provided by the BVI entity.

(d)
Based on the parties' analysis and advice, the parties and their respective boards of directors have determined reasonably and in good faith that (i) the Aggregate Consideration paid and delivered to the Buyer, ZML and Dongguan Xinda by the Seller and its other affiliates is fair value consideration for the discharge of the Inter-Company Obligations and the other agreements of the Buyer, ZML and Dongguan Xinda herein, and (ii) the transactions contemplated by the Sale and Purchase Agreement would not constitute an unfair preference, voidable preference, fraudulent conveyance or similar transaction by ZML or Dongguan Xinda under any reasonable financial analysis.

8.5	The Seller shall not be liable under the Shares Transfer Warranties as a result of:

(a)
any legislation not in force at the date of this Agreement or any change of law or administrative practice which takes effect retroactively or occurs as a result of any increase in the rates of taxation in force at the date of this Agreement; and

(b)	any act of ZML, Dongguan Xinda and/or the Buyer after the Shares Transfer Closing or any circumstances arising or changes after such time.

8.6
The Share Transfer Warranties shall be actionable only by the Buyer and no other persons shall be entitled to make any Claim or take any action whatsoever against the Seller under, arising out of, or in connection with any of the Share Transfer Warranties or this Agreement. None of ZML, Dongguan Xinda, LTMD, LTMM or OIL shall have any rights under this Agreement, except as expressly set forth herein with respect to the satisfaction of Inter-Company Obligations of such person, and any Claims arising in connection with this Agreement or the transactions contemplated hereby shall vest solely in the Buyer and the Seller.

8.7
Any Claim by the Buyer or the Seller against the other arising out of or in connection with the representations and warranties of the other party or otherwise in relation to this Agreement or the transactions contemplated by this Agreement shall be made in writing on or before December 31, 2006, after which time the parties' liability hereunder shall expire, except with respect to claims made in writing before such date.

8.8
Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of aggregate indemnifiable Claims which may be recovered from the Seller arising out of or resulting from this Agreement or the transactions contemplated hereby shall be HK$10.00, except that, with respect to a breach by the Seller of its obligation to pay an amount payable by the Seller pursuant to Clause 7.2 (Inter-Company Obligation), Clause 7.3 (HSBC/KBC Banking Facilities), Clause 7.4 (Capital Leases), Clause 7.5.4 (tax sharing), the Seller shall be obligated to pay such amount in accordance with the terms hereof and such obligation shall not be limited by this Clause 8.8.

8.9
The parties hereto waive as against each other any claims to consequential, special, exemplary or punitive damages, and, notwithstanding anything to the contrary in this Agreement, any award of consequential, special, exemplary or punitive damages shall not be included in calculating the amount of indemnifiable Claims hereunder.

9.	arrangement for mr. Christopher StevEn Franklin

The parties agree that following Shares Transfer Closing,

9.1
the Seller shall pay to Mr. Christopher Steven Franklin salary and related benefits in accordance with his current employment agreement with the Seller for a period of six months after the Shares Transfer Closing Date in accordance with Seller’s normal payroll schedule in exchange for a release of his employment contract and release of all liabilities relating to his termination..

9.2
the Seller shall indemnify Mr. Christopher Steven Franklin in accordance with the Deed of Indemnity entered into between the Seller and Mr. Christopher Steven Franklin dated 17th October 2005 for a period of six months after the Shares Transfer Closing Date.

9.3
the Seller shall provide insurance coverage to Mr. Christopher Steven Franklin for his actions while he is an employee of Seller under the Seller’s directors’ and officers’ insurance policy for a period of six months after the Shares Transfer Closing Date.

10.	MISCELLANEOUS

10.1
No party may assign or transfer, or purport to assign or transfer, any of its rights under this Agreement without prior written consent of the other parties and this Agreement shall be binding on and inure for the benefit of the parties’ successors, permitted assigns and personal representatives.

10.2
This Agreement and the Exhibits hereto represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom.

10.3
Each party confirms that, except as provided in this Agreement, no party has relied on any representation or warranty or undertaking which is not contained in this Agreement, without prejudice to any liability for fraudulent misrepresentation, no party shall be under any liability or shall have any remedy in respect of misrepresentation or untrue statement unless and to the extent that a claim lies under this Agreement.

10.4	The agreements of the parties herein contemplated to be performed after the Shares Transfer Closing or the Properties Transfer Closing shall survive such dates in accordance with their terms.

10.5
In the case that any provision or part of a provision of this Agreement is declared invalid, not binding or not enforceable, then, such declaration shall be effective only in connection with such provision or part of a provision and therefore shall not impair the validity, binding effects and enforceability of the other parts of such provision.

11.	CONFIDENTIALITY OF INFORMATION

11.1
Each party undertakes that it shall treat as strictly confidential all confidential information received or obtained by it or its employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement and that none of the parties shall issue any public announcement), press release, or make any statement to the media without the other party’s consent as to the content, timing and manner of making or dispatch thereof. The provisions of this Clause 11.1 shall survive the Shares Transfer Closing and the Properties Transfer Closing or, if the purchase and sale is not consummated, any termination of this Agreement.

11.2
The restrictions contained in Clause 11.1 shall not apply so as to prevent the Seller or the Buyer from making any disclosure to (a) actual or potential lenders, investors, shareholders and professional advisors, or to prevent the parties from making any disclosure required by law or by NASDAQ or the US Securities Exchange Commission, (b) supervisory or regulatory or governmental bodies pursuant to rules to which the relevant party is subject or (c) to any professional adviser for the purposes of obtaining advice, or (d) in connection with a Claim or legal action between the parties; nor shall the restrictions in Clause 11.1 apply in respect of any information which comes into the public domain otherwise than by a breach of this Clause 11 by the parties.

12.	COSTS

The parties shall pay their own costs in connection with the preparation, negotiation and execution of this Agreement, except that (a) the stamp duty of and incidental to the sale and purchase of the ZML Shares (if any), the DX Interest (if any) shall be borne by the Seller and the Buyer in equal shares, and (b) the Seller shall reimburse the legal expenses and costs reasonably incurred by the Buyer in relation to the preparation, negotiation and execution of this Agreement in aggregate amount of not more than HK$200,000. All costs and expenses (including the tax expenses payable to the relevant PRC government authorities by any parties to this Agreement) in connection with the transfer of titles of the PRC Properties and the registration of the Properties SPAs and other title documents of the PRC Properties in the relevant PRC government authorities shall be borne by both Seller and Buyer in accordance with Clause 7.5.4.

13.	NOTICES

13.1	A notice, approval, consent or other communication in connection with this Agreement:

13.1.1	must be in writing; and

13.1.2
must be left at the address of the addressee, or sent by prepaid registered post (airmail if posted to or from a place outside Hong Kong) to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in this clause or if the addressee notifies another address or facsimile number in Hong Kong then to that address or facsimile number.

Such communications for any party shall be addressed as follows:

With respect to the Seller, LTMD, LTMM or, before the Shares Transfer Closing, Dongguan Xinda, ZML, all communications shall be addressed to the Seller as follows:

Corgi International Limited

Attention	:	Ms. Cynthia Chan

Address	:	Unit 10, 16th Floor, Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, New Territories, Hong Kong

Facsimile	:	+852-2256-6055

With respect to the Buyer or, after the Shares Transfer Closing, Dongguan Xinda, ZML, all communications shall be addressed to the Buyer as follows:

Poundwell Limited

Attention	:	Mr. Christopher S. Franklin

Address	:	c/o Poundwell Limited
Unit 10, 16/F, Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, Hong Kong

Facsimile	:	+852-2664-7066

13.2
A notice, approval, consent or other communication shall take effect from the time it is received (or, if earlier, the time it is deemed to be received in accordance with Clause 13.3) unless a later time is specified in it.

13.3	A letter or facsimile is deemed to be received:

13.3.1	in the case of a posted letter, unless actually received earlier, on the third (seventh, if posted to or from a place outside Hong Kong) day after posting; and

13.3.2
in the case of facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

14.	GOVERNING LAW AND ARBITRATION

14.1	This Agreement shall be governed by, and construed in accordance with, Hong Kong law.

14.2
Any controversy or claim between the parties arising out of or relating to this Agreement or the transactions contemplated hereby will be settled by binding arbitration in the Hong Kong International Arbitration Centre in accordance with Hong Kong Arbitration Ordinance (Cap341) and the UNCITRAL Model Law. The arbitration will be conducted before a single arbitrator in Hong Kong, and the language of the arbitration shall be English. The arbitration award may be enforced as a judgment in any court having jurisdiction. Any party hereto may seek any interim or preliminary relief from a court of competent jurisdiction in Hong Kong as necessary to protect its the rights or property. The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong to enforce such agreement to arbitrate and to procure or compel any such interim relief.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

CORGI INTERNATIONAL LIMITED By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director	POUNDWELL LIMITED By: /s/ Christopher Franklin Name: Christopher Franklin Title: Director

ZINDART MANUFACTURING LIMITED By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director	DONGGUAN XINDA GIFTWARE CO., LTD. By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director

LUEN TAT MODEL DESIGN COMPANY LIMITED By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director	LUEN TAT MOULD MANUFACTURING LIMITED By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director

ONCHART INDUSTRIAL (BVI) LIMITED By: /s/ Carrick John Clough Name: Carrick John Clough Title: Director